Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

RESULTS OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

We wish to announce that all the proposed resolutions as set out in our Notice of 2020 Annual General Meeting of Shareholders dated August 28, 2020 were duly passed at our 2020 Annual General Meeting of Shareholders held on September 25, 2020.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, September 25, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.